UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-22889
                       --------
(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: 8/31/2001
                 ----------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              Royal Precision, Inc.
                             -----------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                        15170 North Hayden Road, Suite 1
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                              Scottsdale, AZ 85260
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     Royal Precision, Inc. (the "Company") could not complete the electronic filing of its Quarterly Report on Form 10-Q for the quarter ended August 31, 2001 timely without unreasonable effort or expense as a result of the following:

     The Company recently announced a corporate restructuring which involves a reorganization of senior management and relocating the corporate headquarters from Arizona to Connecticut. In addition, the Company is assessing the impact that adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" will have on its financial statements. Due to the time demands on the principal accounting officer and accounting personnel of the Company associated with the aforementioned items, the Company has been unable to complete its Form 10-Q within the prescribed time period.

RT IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Kevin Neill                  (480)              627-0200
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

                              Royal Precision, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2001                      By: /s/ Kevin Neill
                                               ---------------------------------
                                               Kevin Neill
                                               Chief Financial Officer

                                    ANNEX A

The Company anticipates reporting a pre-tax loss of approximately $550,000 for the three months ended August 31, 2001 excluding the cumulative effect of a change in accounting principle. For the comparable period of the prior year, the Company reported a pre-tax income of $209,000. This decline in operating results is attributable to reduced sales and gross profits as a result of lower demand from our major customers. The Company anticipates reporting a provision for income taxes of approximately $800,000 during the three months ended August 31, 2001 as a result of increasing the valuation allowance on deferred tax assets. Additionally, the Company has adopted SFAS No. 142 effective June 1, 2001 and anticipates recording an impairment of goodwill which will be reflected as the cumulative effect of a change in accounting principle during the three months ended August 31, 2001. The amount of this anticipated additional charge to earnings is indeterminate at this time.